UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section

12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File

Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

Commission File Number 0-8076

The Southern Community Bancorp Employees’ Savings and Profit Sharing Plan

(Exact name of registrant as specified in its charter)

Fifth Third Center

Cincinnati, Ohio 45263

(513) 534-5300

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests in The Southern Community Bancorp Employees’ Savings and Profit Sharing Plan

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☒

Approximate number of holders of record as of the certification or notice date: None.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

THE SOUTHERN COMMUNITY BANCORP EMPLOYEES’ SAVINGS AND PROFIT SHARING PLAN

Dated: June 29, 2007	By:	/s/ Paul L. Reynolds
Paul L. Reynolds Member, Pension and Profit Sharing Committee